September 19, 2014	ATTORNEYS AT LAW 777 EAST WISCONSIN AVENUE MILWAUKEE, WI 53202-5306 414.271.2400 TEL 414.297.4900 FAX foley.com WRITER’S DIRECT LINE 414.319.7348 brikkers@foley.com EMAIL

VIA EDGAR SUBMISSION AND COURIER

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3561

Attn:	H. Roger Schwall
Sirimal Mukerjee
Timothy S. Levenberg

Re:	Whiting Petroleum Corporation
Revised Preliminary Proxy Materials Relating to
Whiting Petroleum Corporation Special Meeting of Stockholders
File No. 1-31899

Ladies and Gentlemen:

On behalf of Whiting Petroleum Corporation, a Delaware corporation (“Whiting”), we are transmitting for filing under Rule 14a-6(a) of the Securities Exchange Act of 1934, as amended, a revised Preliminary Proxy Statement on Schedule 14A of Whiting (the “Revised Joint Proxy Statement”) and form of proxy (collectively, the “Revised Proxy Materials”) relating to a special meeting of Whiting stockholders. Kodiak Oil & Gas Corp., a Yukon Territory corporation (“Kodiak”) is filing an identical copy of the Revised Joint Proxy Statement relating to a special meeting of Kodiak stockholders (the “Revised Kodiak Filing”).

Whiting is filing the Revised Proxy Materials and Kodiak is filing the Revised Kodiak Filing in response to the comment letter of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission dated September 15, 2014. As requested by the Staff in the comment letter, Whiting and Kodiak are also filing herewith a response letter (the “Response Letter”) setting forth their responses to the Staff’s comments. Whiting and Kodiak are delivering to the Staff courtesy copies of the Response Letter and the Revised Joint Proxy Statement marked to show the revisions Whiting and Kodiak made in response to the Staff’s comments, as well as certain other general updates.

Please direct any communications concerning the Revised Proxy Materials or the Response Letter to the undersigned at (414) 319-7348 or brikkers@foley.com or to John K. Wilson at (414) 297-5642 or jkwilson@foley.com.

Very truly yours,

/s/ Benjamin F. Rikkers

Benjamin F. Rikkers

cc:	Whiting Petroleum Corporation

Working Group

BOSTON BRUSSELS CHICAGO DETROIT	JACKSONVILLE LOS ANGELES MADISON MIAMI	MILWAUKEE NEW YORK ORLANDO SACRAMENTO	SAN DIEGO SAN FRANCISCO SHANGHAI SILICON VALLEY	TALLAHASSEE TAMPA TOKYO WASHINGTON, D.C.